CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 7, 2005

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4-7
Washington, D.C. 20549-0407

RE:   Zone Mining Limited
         Form SB-2 Registration Statement
         File No. 333-125436

Dear Mr. Sprigel:

In response to your letter of comments dated June 24, 2005, please be advised as follows:

Form SB-2

Front Cover of Prospectus
  The revision requested has been provided.

  Disclosure has been provided that the company will seek to be quoted on the Bulletin Board.

  The table has been revised.

  The language in the notice has been revised.

  The prospectus will not be used before the effective date. Accordingly, no language has been added to the cover of the prospectus.

Summary of our Offering
  The language you have requested has been provided.

Securities and Exchange Commission
RE:   Zone Mining Limited
         Form SB-2 Registration Statement
         File No. 333-125436
September 7, 2005

Risk Factors
  The registration statement has been revised to clearly disclose that the property is owned by Gold Explorations LLC; the property is leased to the company; and, Mr. Berrow owns no interest in the property. Note 3 to the financial statements has been revised. The rights to the company have been clearly disclosed as well. Further, the risk factor relating to the transfer of the property has been deleted. It was included in error. If Gold Exploration transfers title to the property, the purchaser takes subject to the outstanding lease.

Use of Proceeds
  The headings of columns have been revised as requested.

  The table has been revised. Fees payable to the SEC have been deleted and included with accounting fees. Those fees do not relate to the offering costs. They relate to fees to be paid during the next twelve months for preparing the accounting to be included in SEC periodic reports. All expenses to be paid from the proceeds of the offering are included in offering expenses and the language has been revised to correspond to the language in Item 25.

  Disclosure has been provided that the proceeds will not be used to repay Mr. Berrow.

Plan of Distribution
  The disclosure you have requested has been provided.

  Disclosure has been provided that affiliated parties will not be allowed to purchase shares in the offering.

  The bullet points requested have been included in the registration statement.

Section 15(g)
  The disclosure requested has been provided and new risk factor has been added.

Offering Period and Expiration Date
  The disclosure requested regarding termination of the offering period has been provided.

Business
  The language was included in error and has been deleted.

Securities and Exchange Commission
RE:   Zone Mining Limited
         Form SB-2 Registration Statement
         File No. 333-125436
September 7, 2005

Property Geology
  The items referred to have been deleted. They were inappropriately included in the registration statement. Since there is no ore body on the property, it is inappropriate to discuss what might be there.

  A consent from Mr. Karolyi has been provided as Exhibit 23.3.

Supplies
  The language has been revised. Gold Exploration will supervise the exploration program. Further, Gold Exploration will be paid $2,500 out of the $15,000 allocated. They are merely the owner of the property and leased the property to the company. "Confirming" was incorrect. The word should have been "conferring" and has been revised accordingly with an explanation. Our rights have been disclosed and the type of "mineralized material" is set forth as gold.

Regulations
  The disclosure regarding the regulations has been revised.

Management' Discussion and Analysis or Plan of Operations

Plan of Operation
  The names of the minerals have been stated.

Liquidity and Capital Resources
  Disclosure of the estimated cost of reclamation has been provided. Disclosure that there is no written agreement with Mr. Berrow has been provided. The statement that funds have not been allocated for reclamation has been deleted.

Management

Background of Officers and Directors
  Reference to "a public company" has been deleted.

Conflicts of Interest
  The language has been revised.

Securities and Exchange Commission
RE:   Zone Mining Limited
         Form SB-2 Registration Statement
         File No. 333-125436
September 7, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm
  We have spoken to the PCAOB regarding this issue in the past. Our firm is unable to update any information on the PCAOB website. The PCAOB has been made aware of the problem and is working on a program that will allow firms to update their information. As soon as we are able to update this information, we will do so. The Vancouver office is a new branch of the Surrey firm. The Vancouver office was opened in March of 2004.

Balance Sheet
  The classification of 'Going concern (note 1)' on the financial statements is there to draw attention to the going concern qualification in the auditor's report. If a reader does not read the auditor's report and instead merely focuses on the balance sheet and income statement, they will be alerted that a going concern has been issued.

  EITF 04-2 came to a consensus that mineral rights are tangible assets, and, accordingly, should be accounted for as tangible assets. As such, the mineral rights that were acquired from Gold Explorations LLC were recorded as a tangible asset. The tangible asset was then evaluated, and due to the uncertainty associated with potential mineralization on the property, the property was valued at $0 and subsequently written down to $0.

Notes to Financial Statements

Note 3
  The date has been changed on the financial statement Note 3 to April 18, 2005. The disclosure regarding the interest transfer has been removed.

  Per review of the agreement, Section six, paragraph 13 states that "The Licensee shall have unrestricted right to enter the Property and carry out investigation and exploration, sampling, drilling and mining as may be required."

  Section six, paragraph 12 states that "The Licensee shall have the right to prospect, explore, test, develop and work at its own discretion and its own expense..."

  These two paragraphs mean that, as the licensees, you have the right to carry out development and work at your own discretion. As well, you have the right to mining. Per review of the contract and discussion with Zone Mining Limited, the intent of the contract was provide a one-time payment for the rights to explore and mine the property.

Securities and Exchange Commission
RE:   Zone Mining Limited
         Form SB-2 Registration Statement
         File No. 333-125436
September 7, 2005

Note 5
  The note has been updated to reflect Due to Related party of $15,000 as of March 31, 2005.

Note 6
  The classification has been changed to prepaid asset. The amount was expensed during the most current quarter, since the amount has been earned once the SB-2 has been filed.

Signatures
  The signature line has been revised.

Exhibit 5.1
  The revision requested has been provided.

  The revision requested has been provided.

  The revision requested has been provided.

Exhibit 99.1
  The subscription agreement has been revised.

  The financial statements have been updated through June 30, 2005 and a new auditor's consent has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak